Exhibit 12.1

Pepco Holdings, Inc.

		For the Year Ended December 31,
	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
	(millions of dollars)
Income from continuing operations (a)	$242	$263	$140	$221	$187	$254

Income tax expense	142	149	11	104	90	141

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	204	265	315	348	311	315
Other interest	17	22	22	23	24	25
Preferred dividend requirements of subsidiaries	—	—	—	—	—	—

Total fixed charges	221	287	337	371	335	340

Non-utility capitalized interest	—	—	—	—	(1)	—

Income from continuing operations before income tax expense, fixed charges and capitalized interest	$605	$699	$488	$696	$611	$735

Total fixed charges, shown above	$221	$287	$337	$371	$335	$340

Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	—	—

Fixed charges for ratio computation	$221	$287	$337	$371	$335	$340

Ratio of earnings to fixed charges and preferred dividends	2.74	2.44	1.45	1.88	1.82	2.16

(a)	Excludes income/losses from equity investments.